## Contact

www.linkedin.com/in/will-mcknight-
(LinkedIn)

## Top Skills

Biomass
Energy
Power Generation

# Will McKnight

Industrial Sales Engineer at Schneider Electric
Denver Metropolitan Area

## Summary

Passionate about climate change, renewable energy, and history. I love building things, selling things, and writing things.

## Experience

### Schneider Electric

Industrial Territory Sales Engineer
July 2020 - Present (2 years 2 months)
Denver, Colorado, United States

Responsible for providing industrial automation solutions for customers across the state of Colorado.

### Farm to Flame Energy Inc.

5 years 2 months

Cheif Revenue Officer
January 2020 - Present (2 years 8 months)

Co-Founder/CEO
July 2017 - January 2020 (2 years 7 months)
Syracuse, New York Area

Founded clean-tech company focused on microgrid power generation. Negotiated multiple B2B sales agreements with overseas clients and purchase agreements with international suppliers. Achieved measurable project management results throughout the design and construction of multiple prototypes. Wrote grant applications, prepared marketing materials, conducted financial analyses and oversaw all operations.

### RoadRunner Recycling

Business Development Representative
July 2019 - July 2020 (1 year 1 month)
Greater Pittsburgh Area

Prospected and identified new markets and customers. Brought energy to the team and motivated my colleagues.

### Green Mountain Energy Company

Outside Sales Representative

March 2019 - July 2019 (5 months)

Syracuse, New York Area

Routinely met and exceeded sales quotas. Provided excellent post-sale customer service with all customers.

### Summerhill Biomass Systems

Research And Business Development Intern

June 2014 - June 2017 (3 years 1 month)

Syracuse, New York Area

Managed and designed experiments for the production and combustion of various biofuels. Researched and pursued new business opportunities and customers.

## Education

### Syracuse University - Maxwell School

Bachelor of Arts - BA, History · (2014 - 2019)